FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for its 2008 Fiscal Year Ended February 28, 2009

Vancouver, Canada, May 29, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its 2008 fiscal year ended February 28, 2009. All financial amounts are denominated in Canadian dollars.

Gross revenue for the year was $32,498,000, versus $36,867,000 last year, a decrease of 12%. Gross profit margin (before discounts and slotting fees) for the year was 41.3%, up from 33.7% in fiscal 2007.

Net loss for the year improved to $2,314,000, or $0.12 per share, from $5,668,000 or $0.31 per share in fiscal 2007. That improvement in financial performance is a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses. The full impact of cost reductions and margin improvements will begin to be felt in Q1 of fiscal 2009 as many of those changes impacted at different times throughout fiscal 2008.

Discounts, rebates and slotting fees remained stable year over year at approximately $4,300,000. Non-cash stock based compensation expense for the year was $307,000. The Company also recorded an impairment to future income tax assets of $514,000 in this year, primarily related to a reduction in prevailing income tax rates and the timing of certain loss carryforwards. This non-cash entry directly impacted net income for the period. SG&A expenses were $9,892,000, down 28% from $13,831,000 the prior year.

The Company has evaluated its US business model and consequently made several adjustments over the past quarter that will allow it to better and more cost effectively service that market going forward in the face of the ongoing US economic downturn.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its

unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

(EXPRESSED IN CANADIAN DOLLARS)

	February 28	February 29
	2009	2008

Gross sales	$32,497,912	$36,866,555
Less: Discounts, rebates and slotting fees	(4,302,262)	(4,288,385)
Net sales	28,195,650	32,578,170

Expenses (Income)
Cost of sales	19,071,688	24,446,540
Selling, general & administration expenses	9,892,150	13,830,530
Depreciation and amortization	767,798	734,880
Interest expense	464,569	577,352
(Gain)/loss on sale of assets	(250,880)	101,486
Loss/(gain) on contract settlements	308,280	(1,389,263)
Interest income	(33,545)	(96,127)
Total Expenses	30,220,060	38,205,398

Net loss before taxes	(2,024,410)	(5,627,228)
Income tax expense	(289,285)	(40,944)
Net loss	(2,313,695)	(5,668,172)

Foreign exchange translation adjustment	(15,359)	266,591

Comprehensive loss	(2,329,054)	(5,401,581)

Loss Per Share
Basic and diluted	$(0.12)	$(0.31)

Weighted average common shares outstanding	19,958,124	18,412,993